SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of: December 6, 2004

                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                            Form 20-F  [X]     Form 40-F  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                            Yes   [ ]          No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On December 6, 2004 Hoogendoorn Vellmer, Chartered Accountants, resigned as auditors of Berkley Resources and on December 7, 2004, Staley, Okada & Partners were appointed as the new auditors. Further details are on the attached Exhibit filing with the British Columbia Securities and Alberta Securities Commission.

         Exhibit No.             Description
         -----------             -----------

              99.1               Nation Instrument 51-102 filed with the British
                                 Columbia  Securities  Commission  and   Alberta
                                 Securities Commission dated December 6, 2004.

              99.2               Letter   from  Hooendoorn  Vellmer,   Chartered
                                 Accountants, dated December 8, 2004

              99.3               Letter  from  Staley,  Okada  &  Partners dated
                                 December 16, 2004

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        BERKLEY RESOURCES INC.
                                                        (Registrant)




Date:  December 31, 2004                                /s/ David Wolfin
       -----------------                                ------------------------
                                                        David Wolfin, VP Finance
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                                  Exhibit Index
                                  -------------

         Exhibit No.             Description
         -----------             -----------

              99.1               Nation Instrument 51-102 filed with the British
                                 Columbia  Securities  Commission  and   Alberta
                                 Securities Commission dated December 6, 2004.

              99.2               Letter  from  Hooendoorn   Vellmer,   Chartered
                                 Accountants, dated December 8, 2004

              99.3               Letter  from  Staley,  Okada  &  Partners dated
                                 December 16, 2004